1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 3, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ryan Sutcliffe, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)
(File No. 333-104972; 811-21339)

Dear Mr. Sutcliffe:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of the CastleOak Share Class of the ESG Money Market and Government Portfolios (the “Portfolios”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 5, 2021 (“Post-Effective Amendment No. 37”). The Fund responded to the Commission staff’s comments on Post-Effective Amendment No. 37 in a letter dated April 29, 2021 (the “Response Letter”). In a subsequent telephone conversation on April 30, 2021, you communicated the Commission staff’s comment on the Response Letter. The Fund has considered your comment on the Response Letter and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. A summary of the Commission staff’s comment along with the Fund’s response is set forth below.

COMMENT TO THE PROSPECTUS

Comment 1.	Please confirm that the Fund will revise the principal investment strategies of the Government Portfolio to include a policy to invest under normal circumstances at least 80% of its net assets in government securities and/or repurchase agreements collateralized by government securities consistent with Rule 35d-1 in connection with the Fund’s next annual update.

Response 1. We hereby confirm that we will make the requested revision in connection with the Fund’s next annual update.

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If you would like to discuss the response in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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